UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File Number 001-35715

KBS FASHION GROUP LIMITED

(Translation of registrant’s name into English)

Xin Fengge Building

Yupu Industrial Park

Shishi City, Fujian Province 362700

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

(a) Dismissal of Previous Independent Registered Public Accounting Firm

(i)	Effective November 10, 2014, the Audit Committee of the Board of Directors (the “Audit Committee”) of KBS Fashion Group Limited (the “Company”) approved the dismissal of Marcum LLP (“Marcum”) as the Company's independent registered public accounting firm.

(ii)	Marcum’s reports on the Company’s financial statements as of December 31, 2013 and 2012, and for the fiscal year ended December 31, 2013 and for the period from January 26, 2012 (inception) through December 31, 2012 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. Marcum’s reports for the fiscal year ended December 31, 2013 and for the period from January 26, 2012 (inception) through December 31, 2012 contained an explanatory paragraph indicating that there was substantial doubt as to the Company’s ability to continue as a going concern. In relation to the audit of the financial statements for the period from January 26, 2012 (inception) through December 31, 2012, Marcum informed the Company of a material weakness in internal control over financial reporting.

(iii)	During the Company’s most recent fiscal year ended December 31, 2013 and for the period from January 26, 2012 (inception) through December 31, 2012 and during the subsequent interim period through November 10, 2014, there were (1) no disagreements with Marcum on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Marcum, would have caused Marcum to make reference to the subject matter of the disagreements in connection with its reports, and (2) no “reportable events” as that term is defined in paragraphs (A) through (D) of Item 304(a)(1)(v) of Regulation S-K.

(b) Engagement of New Independent Registered Public Accounting Firm

(i)	As previously disclosed, on August 1, 2014, the Company completed its share exchange transaction with Hongri International Holdings Limited (“Hongri”), a company organized and existing under the laws of the British Virgin Islands and certain other parties. As a result of the share exchange, Hongri became a wholly owned subsidiary of the Company and through Hongri, the Company is now engaged in the business of designing, manufacturing, marketing, and selling its own line of fashion menswear. Prior to the share exchange, Hongri’s independent registered public accounting firm was BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO”). Concurrent with the decision to dismiss Marcum as the Company’s independent auditor, the Audit Committee has decided to continue the existing relationship of Hongri with BDO and approved the engagement of BDO as the Company’s new independent registered public accounting firm.

(ii)	During the Company’s two most recent fiscal years (ended December 31, 2013 and 2012) and during the subsequent interim period through November 10, 2014, the Company did not consult BDO with respect to (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that BDO concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of either a disagreement as defined in Item 304(a)(1)(iv) of Regulation S-K or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.

The Company provided Marcum with a copy of this disclosure on November 11, 2014, providing Marcum with the opportunity to furnish the Company with a letter addressed to the Securities and Exchange Commission containing any new information, clarification of the Company's expression of its views, or the respect in which Marcum does not agree with the statements contained herein. A copy of Marcum’s letter dated November 17, 2014 is attached as Exhibit 99.1 to this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2014	KBS FASHION GROUP LIMITED

	By:	/s/ Stanley Wong
Stanley Wong
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Letter from Marcum LLP to the U.S. Securities and Exchange Commission
99.2	Press Release dated November 17, 2014